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E-Filed

Colorado Secretary of State
Date and Time: 11/07/2012 12:30 PM
ID Number: 19981081141

Document number: 20121620547
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

# Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 19981081141

1. Entity name: Sun River Energy, Inc.
*(If changing the name of the corporation, indicate name BEFORE the name change)*

2. New Entity name: (if applicable) ______________________

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:
☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: ______________ *(mm/dd/yyyy)*

**OR**

If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date: 11/16/2012 05:00 PM *(mm/dd/yyyy)*

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

| Schmidt | Donal | Ray | Jr. |
|---|---|---|---|
| *(Last)* | *(First)* | *(Middle)* | *(Suffix)* |

5646 Milton St.

*(Street name and number or Post Office information)*

Ste. 130

| Dallas | | TX | 75206 |
|---|---|---|---|
| *(City)* | | *(State)* | *(Postal/Zip Code)* |

| | United States |
|---|---|
| *(Province – if applicable)* | *(Country – if not US)* |

*(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box* ☐ *and include an attachment stating the name and address of such individuals.)*

**Disclaimer:**

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.



**SUN RIVER ENERGY, INC.**

## MINUTES OF A SPECIAL MEETING OF THE BOARD OF DIRECTORS OF
## SUN RIVER ENERGY, INC.

A Special Meeting of the Board of Directors (the "Board") of Sun River Energy, Inc. (the "Corporation"), was held at 5646 Milton Street, Suite 130, Dallas, Texas on November 05, 2012 beginning at 11:45 a.m. central daylight savings time.

All directors were present telephonically except, Dan Cofall who was unavailable but who had previously RSVP'd as attending. Also in attendance was Tim Wafford, Secretary.

Donal R. Schmidt, Jr., Chairman, called the meeting to order and stated that the meeting had been called in accordance with the Bylaws of the Corporation. Tim Wafford acted as Secretary of the meeting. The directors waived the one (1) day notice of this Special Meeting.

The Chairman then announced that the meeting was called to discuss amending the Articles of Incorporation consistent with the Shareholders prior approval of such at the January 20, 2012 Special Shareholders' meeting. After questions and discussion and motion duly made, seconded and carried, the following action was taken:

RESOLVED, the Corporation approves a 1 for 10 reverse split of the Common Stock of the Corporation effective at 5:00 p.m. CDST, Friday, November 16, 2012. A copy of the proposed Amended Articles of Incorporation is attached hereto as Exhibit A.

FURTHER RESOLVED, the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed, for and on behalf of the Corporation, to prepare and deliver or cause to be prepared and delivered, and to execute, all documents and take or cause to be taken such further actions as they reasonably may deem necessary or advisable in the best interests of the Corporation to fully effectuate the intent expressed herein.

There being no further business to come before the Board of Directors, on motion duly made, the meeting was adjourned at 12:30 p.m.

*Signed this 5th day of November, 2012*

| | |
|---|---|
| /s/ Donal R Schmidt | /s/ Robert B. Fields |
| Donal R. Schmidt, Jr., Chairman of the Board | Robert B. Fields, Director |
| /s/ Mark Hall, electronically signed | /s/ Stephen W. Weathers |
| Mark Hall, Director | Stephen W. Weathers, Director |

## AMENDED ARTICLES OF INCORPORATION
## OF
## SUN RIVER ENERGY, INC.

Pursuant to the provisions of the Colorado Business Corporations Act, as amended (the "CBCA"), the corporation (the "Corporation") adopts the following amended and restated articles of incorporation (the "Amended and Restated Articles of Incorporation") of the Corporation:

1.      The domestic entity name of the Corporation is Sun River Energy, Inc.


2.      The Board of Directors of the Corporation (the "Board") duly adopted resolutions authorizing and approving the Amended Articles of Incorporation, a full text of which is attached hereto as **Exhibit A**.

3.      The shareholders of the Corporation, at a Special Meeting of the Stockholders on January 31, 2012, approved by majority vote an Amendment to the Articles of Incorporation, a full text of which is attached hereto as **Exhibit B** pursuant to Section 7-110-103.

4.      The full text of the Amended Articles of Incorporation of the Corporation, as so adopted, are attached hereto as **Exhibit C** and, pursuant to Section 7-110-106 of the CBCA, upon the filing hereof by the Secretary of State of the State of Colorado supersede the original Articles of Incorporation of the Corporation and all previous amendments to them.

Dated: November 5, 2012

Exhibit A

**MINUTES OF A SPECIAL MEETING OF THE BOARD OF DIRECTORS OF SUN RIVER ENERGY, INC.**

A Special Meeting of the Board of Directors (the "Board") of Sun River Energy, Inc. (the "Corporation"), was held at 5646 Milton Street, Suite 130, Dallas, Texas on November 05, 2012 beginning at 11:45 a.m. central daylight savings time.

All directors were present telephonically except, Dan Cofall who was unavailable but who had previously RSVP'd as attending. Also in attendance was Tim Wafford, Secretary.

Donal R. Schmidt, Jr., Chairman, called the meeting to order and stated that the meeting had been called in accordance with the Bylaws of the Corporation. Tim Wafford acted as Secretary of the meeting. The directors waived the one (1) day notice of this Special Meeting.

The Chairman then announced that the meeting was called to discuss amending the Articles of Incorporation consistent with the Shareholders prior approval of such at the January 20, 2012 Special Shareholders' meeting. After questions and discussion and motion duly made, seconded and carried, the following action was taken:

RESOLVED, the Corporation approves a 1 for 10 reverse split of the Common Stock of the Corporation effective at 5:00 p.m. CDST, Friday, November 16, 2012. A copy of the proposed Amended Articles of Incorporation is attached hereto as Exhibit A.

FURTHER RESOLVED, the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed, for and on behalf of the Corporation, to prepare and deliver or cause to be prepared and delivered, and to execute, all documents and take or cause to be taken such further actions as they reasonably may deem necessary or advisable in the best interests of the Corporation to fully effectuate the intent expressed herein.

There being no further business to come before the Board of Directors, on motion duly made, the meeting was adjourned at 12:30 p.m.

*Signed this 5th day of November, 2012*

| | |
|---|---|
| [signature] | /s/ Robert B. Fields |
| Donal R. Schmidt, Jr., Chairman of the Board | Robert B. Fields, Director |
| /s/ Mark Hall, electronically signed | /s/ Stephen W. Weathers |
| Mark Hall, Director | Stephen W. Weathers, Director |

<u>Exhibit B</u>

Proposed Amendment to the Articles of Incorporation

**Proposal 1.** **To approve an amendment to our Articles of Incorporation, and/or such other action as the Company deems necessary, to effect a Reverse Stock Split of our common stock at a specific ratio within a range from 1-for-2 to 1-for-10 and to grant authorization to the Board of Directors to determine, in its sole discretion, the timing and the specific ratio of the Reverse Stock Split at any time prior to January 31, 2013.**

# EXHIBIT C
## AMENDED ARTICLES OF INCORPORATION

### OF

## SUN RIVER ENERGY, INC.

### ARTICLE I-NAME AND PRINCIPAL OFFICE

The name of the Corporation is Sun River Energy, Inc. (the "Corporation"). The principal office of the Corporation is currently located at 5646 Milton St., Suite 130, Dallas, Texas 75206, and shall hereafter be at such location as the Board of Directors (the "Board of Directors") of the Corporation may determine.

### ARTICLE II-DURATION

The Corporation shall have perpetual duration.

### ARTICLE III-PURPOSE

The purpose for which the Corporation is incorporated is to engage in any lawful business, act or activity for which corporations may be organized under the Colorado Business Corporation Act ("CBCA").

### ARTICLE IV-CAPITAL STOCK

Section 1.     Classes and Shares Authorized. The authorized capital stock of the Corporation shall be 100,000,000 shares of Common Stock, $.0001 par value, and 10,000,000 shares of Preferred Stock, $.01 par value.

Section 2.     Preferred Stock. Shares of Preferred Stock may be divided into such classes and series as may be established, from time to time, by the Board of Directors in its sole discretion. The Board of Directors, in its sole discretion, from time to time, may fix and determine the preferences, limitations and relative rights of the shares of any series or class so established to the full extent permitted by the laws of Colorado. The Board of Directors may fix the preferred shares of any series or class established as either voting, or non-voting, in the sole discretion of the Board of Directors, and may determine the rate and preference of dividends, if any, cumulative or not, whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption, the amount payable upon shares in event of voluntary or involuntary liquidation, sinking fund or other provisions, if any, for the redemption or purchase of shares, the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion, and any other preferences, limitations and relative  rights of shares of such series or class, including, without limitation, any restriction on an increase in the number of shares of any series or class theretofore authorized and any limitation or restriction of rights or powers to which shares of any further series or class shall be subject, all in the sole discretion of the Board of Directors.

The preferences, limitations and relative rights of the Corporation's  8% Series A Cumulative Convertible Preferred Stock, which Preferred Stock has been previously designated as such by the Board of Directors pursuant to the authority vested in it as provided above, are as set forth in Annex I  attached hereto.

Section 3.     Common Stock. The rights of holders of Common Stock to receive dividends or share in the distribution of net assets in the event of liquidation, dissolution or winding up of the affairs of the Corporation shall be subject to the preferences, limitations and relative rights of the Preferred Stock fixed and determined in the resolution or resolutions which may be adopted from time to time by the Board of Directors of the Corporation providing for the issuance of one or more classes or series of the Preferred Shares. Subject to the foregoing, the holders of the Common Stock shall be entitled to receive such dividends as may be declared from time to time by the Board of Directors paid out of funds legally available therefor, and after distribution in full of the preferential amount, if any, to be distributed to the holders of the Preferred Stock of the various classes or series in the event of voluntary or involuntary liquidation, dissolution or winding up, the holders of the Common Stock shall be entitled to receive all of the remaining assets of the

Corporation, tangible and intangible, of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of the Common Stock held by them respectively.

The holders of the Common Stock shall be entitled to one vote for each share of Common Stock held by them of record at the time for determining the holders thereof entitled to vote.

(i)     1 for 10 Reverse Split.  Effective at 5:00 p.m. CDST, Friday, November 16, 2012, each issued and outstanding share of Common Stock shall be and hereby is reclassified and converted into a number of shares of Common Stock equal to the ratio of the quotient of one (1) divided by ten (10).  No fractional share of Common Stock will be issued.  If the cumulative number of shares of Common Stock held by any shareholder in any single account or in any single certificate prior to the split ("Pre-split Shares") is not evenly divisible by the ratio of the quotient of one (1) divided by ten (10), the Pre-split Shares will round up to the next number that is evenly divisible in whole numbers by the ratio.  The number of authorized Common Stock shares shall remain unaffected and the par value shall remain at $0.0001 per share.

Section 4.      General Provisions. The capital stock of the Corporation may be issued for money, property, services rendered, labor done, cash advanced for the Corporation, or for any other assets of value in accordance with the action of the Board of Directors, whose judgment as to the value of the assets received in return for said stock shall be conclusive, and said stock, when issued, shall be fully paid and non-assessable.

## ARTICLE V-CUMULATIVE VOTING

Cumulative voting shall not be permitted by the Corporation.

## ARTICLE VI-PREEMPTIVE RIGHTS

A shareholder of the Corporation shall not be entitled to a preemptive right to purchase, subscribe for, or otherwise acquire any unissued or treasury shares of stock of the Corporation, or any options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares or any shares, bonds, notes, debentures, or other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares.

## ARTICLE VII-REGISTERED AGENT AND OFFICE

The address of the registered office of the Corporation is 1535 Grant Street, Suite 140, Denver Colorado 80203, and the name of the registered agent at such address is National Registered Agents, Inc.   The operations of the Corporation may be carried on in the State of Colorado, or outside of the State of Colorado, in other states or territories of the United States, and in foreign countries.

## ARTICLE VIII-BOARD OF DIRECTORS

The affairs and management of the Corporation shall be under the control of its Board of Directors consisting of not less than three (3), nor more that nine (9), directors, with the number fixed or changed from time to time in accordance with the Corporation's bylaws, except that the Board of Directors may have fewer than three Board members in accordance with the CBCA. Any vacancy occurring in the Board of Directors, for any reason, may be filled only by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

## ARTICLE IX-LIMITATION OF LIABILITY

To the fullest extent permitted by the laws of the State of Colorado, as such laws may now or hereafter exist, directors of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or for any acts or omissions occurring in their capacity as directors.  Any repeal or amendment of this provision shall operate prospectively only and shall not adversely affect any limitation of liability which then exists as a result hereof.

# ARTICLE X-CONFLICTS OF INTEREST

Any of the directors or officers of this Corporation shall not, in the absence of fraud, be disqualified by his office from contracting, leasing, or otherwise dealing with this Corporation, either as vendor, lessor purchaser or otherwise, nor shall any firm associated or corporation of which he shall be a member or in which he may be pecuniarily interested in any manner be disqualified. No director or officer, nor any firm, association or corporation with which is connected as aforesaid shall be liable to account to this Corporation or its shareholders for any profit realized by him from or through any such contract, lease or transaction, it being the express intent and purpose of this provision to permit this Corporation to buy or lease from, sell to or otherwise deal with partnerships, firms or corporations of which the directors and officers or in which they or any of them may have a pecuniary interest, and the contracts or leases of this manner by reason of any such interest. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors on a committee thereof which authorized, approves or ratifies such contract or transactions.

# ARTICLE XI-INDEMNIFICATION

Section 1.        Indemnification.  To the fullest extent permitted by the CBCA as presently existing or as hereafter amended (or any successor law), the Corporation may indemnify any person who was or is party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, by reason of the fact that such person is or was a director, officer, employee, fiduciary or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise (and any other person to which Colorado law permits the Corporation to provide indemnification), against expenses (including attorney fees), judgments, fines, penalties and amounts paid in settlement actually incurred by such person in connection with such action, suit or proceeding.

Section 2.        Advance of Expenses.    To the fullest extent permitted by the CBCA as presently existing or as hereafter amended (or any successor law), expenses (including attorney fees) incurred in defending a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding.

Section 3.        Insurance.        The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation or who, while a director, officer, employee, fiduciary or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign entity or of an employee benefit plan, against any liability asserted against or incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under provisions of this Article XI.

Section 4.        Miscellaneous.    The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, fiduciary or agent and shall inure to the benefit of the heirs, executors, and administrators of such person. Any repeal or amendment of this Article XI shall operate prospectively only and shall not adversely affect any rights or protections which then exist as a result hereof.







## ARTICLE XII-ACTION WITHOUT A MEETING

Any action required to be taken at a shareholders' meeting may be taken without a meeting if all of the shareholders entitled to vote thereon consent to such action in writing or the shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitles to vote thereon were present and voted consent to such action in writing.

## ARTICLE XIII-MEETINGS

The Board of Directors and shareholders of the Corporation shall have the right to hold their meetings at such times and such places, inside or outside of the State of Colorado, as determined pursuant the Corporation's bylaws. At all shareholders' meetings, one-third of all shares entitled to vote shall constitute a quorum.

## ARTICLE XIV CERTIFICATION

I hereby certify that the forgoing Amended Articles of Incorporation of Sun River Energy, Inc. were duly adopted by vote of the Board of Directors on November 5, 2012.

Thimothy S. Wafford
Secretary of the Corporation

Acknowledge of Corporation

STATE OF TEXAS

COUNTY OF DALLAS

This instrument was acknowledged before me on November 7, 2012 by Thimothy S. Wafford, Secretary of Sun River Energy, Inc. acknowledging a Resolution of the Board of Directors amending the Articles of Incorporation (Colorado) on behalf of said corporation.

JUDY A. MASTERS
Notary Public, State of Texas
My Commission Expires
10-09-2016

Notary Public Signature

Printed Name: JUDY A. MASTERS

My Commission Expires: 10-09-2016

## CERTIFICATE OF DESIGNATION OF
## 8% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

## OF

## SUN RIVER ENERGY, INC.

## CERTIFICATE OF DESIGNATION OF
## 8% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

## OF

## SUN RIVER ENERGY, INC.

It is hereby certified that:

I. The name of the company (hereinafter called the "Company") is Sun River Energy, Inc., a Colorado corporation.

II. Pursuant to authority conferred on the Board of Directors of the Company by the Articles of Incorporation, as amended, of the Company (collectively, the "Articles of Incorporation") and pursuant to the provisions of the Colorado Business Corporation Act, the Board of Directors duly adopted a resolution effective as of December 20, 2010 providing for the designation, preferences and relative, participating, optional or other rights, and qualifications, limitations or restrictions thereof, of one million two hundred fifty thousand (1,250,000) shares of the Company's Preferred Stock, which resolution is as follows:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of the Company in accordance with the provisions of the Articles of Incorporation, the Board hereby provides for the issue of a series of Preferred Stock, par value $.01 per share, to be designated the 8% Series A Cumulative Convertible Preferred Stock, consisting of one million two hundred fifty thousand (1,250,000) shares, and hereby fixes such designation and number of shares, and the powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof as set forth below, and that the officers of the Company, and each acting singly, are hereby authorized, empowered and directed to file with the Secretary of State of the State of Colorado a Certificate of Designation of the 8% Series A Cumulative Convertible Preferred Stock of the Company (the "Certificate of Designation"), as such officer or officers shall deem necessary or advisable to carry out the purposes of this Resolution.

The powers, preferences, privileges, rights, qualifications, limitations, restrictions and designation of the Company's 8% Series A Cumulative Convertible Preferred Stock shall be as follows:

A. Designation and Number. This series shall be designated as 8% Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"), with a par value of $.01 per share, and the number of shares constituting the series shall be one million two hundred fifty thousand (1,250,000), to be issued as whole shares only, and not in fractional shares.

B. Rank. The Series A Preferred Stock shall rank (i) prior to the Company's common stock, par value $.0001 per share (the "Common Stock"); (ii) prior to any class or series of capital stock of the Company hereafter created that does not, by its terms, rank senior to or pari passu with the Series A Preferred Stock (each security described in (i) through (ii), a "Junior Security" and collectively, the "Junior Securities"); (iii) pari passu with any class or series of capital stock of the Company hereafter created that, by its terms, ranks on parity with the Series A Preferred Stock (the "Pari Passu Securities"); and (iv) junior to any class or series of capital stock of the Company hereafter created that, by its terms, ranks senior to the Series A Preferred Stock (collectively, the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary and payment of dividends on shares of equity securities. For purposes of this Certificate of Designation, "Issuance Date" means, with respect to any share of the Company's capital stock, the date such share was originally issued by the Company regardless of the number of transfers of such share recorded on the stock records maintained by or for the Company and regardless of the number of certificates that may be issued to evidence such share.

        **C.**      Stated Value. The stated value of the Series A Preferred Stock shall be Twenty Dollars ($20.00) per share (the "Stated Value").

        D.      Cumulative Preferred Dividends.

        1.      Before any dividends shall be paid or set aside for payment on any Junior Security of the Corporation, each holder of the Series A Preferred Stock (each a "Holder" and collectively, the "Holders") shall be entitled to receive cash dividends payable on the Stated Value of the Series A Preferred Stock at a rate of 8% per annum, which shall be cumulative and accrue, whether or not declared, daily from the Issuance Date, and shall be due and payable on the last day of July, October, January and April of each year (each, a "Dividend Date"). Such dividends shall accrue whether or not declared, and the accumulation of unpaid dividends shall bear interest at a rate of 8% per annum. If a Dividend Date is not a business day, then the dividend shall be due and payable on the business day immediately following such Dividend Date.

        2.      Dividends shall be payable to holders of record, as they appear on the stock books of the Company on such record dates as may be declared by the Board of Directors, not more than sixty (60) days, nor less than ten (10) days preceding the Dividend Dates for such dividends. If the dividend on the Series A Preferred Stock shall not have been paid or set apart in full for the Series A Preferred Stock when payable, the aggregate deficiency shall be cumulative and shall be fully paid or set apart for payment before any dividends shall be paid upon or set apart for, or any other distributions paid made on, or any payments made on account of the purchase, redemption or retirement of, the Common Stock or any other Junior Security. When dividends are not paid in full upon the shares or fractions of a share of Series A Preferred Stock and any other Pari Passu Security, all dividends declared upon this series and any other Pari Passu Security shall be declared, pro rata, so that the amount of dividends declared per share or fraction of a share on this Series A Preferred Stock and such other Pari Passu Security shall in all cases bear to each other the same rates that accrued dividends per share on the shares of Series A Preferred Stock and such other Pari Passu Security bear to each other.

        E.      Voting Rights. The Holders of the Series A Preferred Stock shall have no voting rights whatsoever, except for any voting rights to which they may be entitled under the laws of the State of Colorado. If the Holders of the Series A Preferred Stock are entitled to voting rights under the laws of the State of Colorado, each such Holder shall have one (1) vote for each share of Series A Preferred Stock held.

        F.      Liquidation Rights. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary (each of which is hereinafter referred to as a "Liquidation Event"), and before any distribution shall be made to the holders of any shares of any Junior Security of the Company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders an amount per share equal to the Stated Value of the Series A Preferred Stock plus the aggregate amount of accumulated but unpaid dividends on each share of Series A Preferred Stock. If, upon a Liquidation Event, the assets of the Company, or proceeds thereof, to be distributed among the holders of the Series A Preferred Stock are insufficient to permit payment in full to such Holders of the aggregate amount that they are entitled to be paid by their terms, then the entire assets, or proceeds thereof, available to be distributed to the Company's shareholders shall be distributed to the holders of the Series A Preferred Stock ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. Prior to the Liquidation Event, the Company shall declare for payment all accrued and unpaid dividends with respect to the Series A Preferred Stock but only to the extent of funds of the Company legally available for the payment of dividends. For the purpose of this Section, a consolidation or merger of the Company with any other corporation, or the sale, transfer or lease of all or substantially all of its assets, shall not constitute or be deemed a Liquidation Event.

      G.      <u>Conversion Rights</u>. The holders of Series A Preferred Stock shall have the following rights with respect to the conversion of the Series A Preferred Stock into shares of Common Stock:

      1.      <u>Optional Conversion</u>. Each share of Series A Preferred Stock shall be convertible at the option of the Holder into ten (10) shares of Common Stock (the "<u>Conversion Rate</u>"). A Holder may effect a conversion under this Section at any time after the Issuance Date of the Series A Preferred Stock. The Conversion Rate is subject to adjustment as hereinafter provided, at any time or from time to time upon the terms and in the manner herein after set forth in this Section G.

      2.      <u>Forced Conversion</u>. If, after the Issuance Date, the Market Price for the Common Stock for any forty-five (45) consecutive Trading Days (the "<u>Threshold Period</u>") exceeds $4.00 (subject to adjustment for reverse and forward stock splits, stock combinations and other similar transactions of the Common Stock that occur after the date hereof), the Company may, at any time after the fifth (5th) Trading Day after the end of any such Threshold Period deliver a notice to the Holder (a "<u>Forced Conversion Notice</u>" and the date such notice is delivered to the Holder, the "<u>Forced Conversion Notice Date</u>") to cause the Holder to immediately convert all and not less than all of the Stated Value of the shares of Series A Preferred Stock held by such Holder plus accumulated and unpaid dividends at the then-current Conversion Rate (a "<u>Forced Conversion</u>"). The "Market Price" of the Common Stock shall be the closing price of the Common Stock on the OTC Bulletin Board as reported by Bloomberg Financial L.P. (based on a trading day from 9:30 a.m. Eastern Time to 4:02 p.m. Eastern Time); (ii) if the Common Stock is not then listed or quoted on the OTC Bulletin Board and if prices for the Common Stock are then reported in the "Pink Sheets" published by the Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the average closing price of the Common Stock so reported; or (iii) in all other cases, the fair market value of a share of Common Stock as determined by the Board of Directors. A "Trading Day" means any day on which the Common Stock is traded on the principal securities exchange or securities market on which the Common Stock is then traded. Upon delivery of the Forced Conversion Notice, the Company shall as promptly as possible deliver to each Holder a form of letter of transmittal by which each Holder shall exchange such Holder's Series A Preferred Stock for shares of Common Stock. Notwithstanding such exchange, from and after the Forced Conversion Notice Date, each Holder of Series A Preferred Stock shall be deemed for all purposes to hold the shares of Common Stock into which such Series A Preferred Stock shall be converted.

      3.      <u>Conversion Procedures</u>.

      (a)      In order to convert any share of Series A Preferred Stock, into shares of Common Stock, the holder thereof shall (i) surrender the certificate or certificates for such shares of Series A Preferred Stock, duly endorsed to the Company or in blank, to the Company at its principal office or at the office of the transfer agent maintained for such purposes, (ii) give written notice to the Company at such office that such Holder elects to convert such shares of Series A Preferred Stock, in the same form as <u>Exhibit I</u> (the "<u>Conversion Notice</u>") and (iii) state in writing therein the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. Each conversion shall be deemed to have been effected at the close of business on the date on which the Company or such transfer agent shall have received such surrendered Series A Preferred Stock certificate(s), and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the record holder or holders of the shares represented thereby on such date (the "<u>Conversion Date</u>"). No fractional shares or scrip representing fractional shares will be issued upon any conversion, but an adjustment in cash will be made, in respect of any fraction of a share which would otherwise be issuable upon the conversion of the Series A Preferred Stock.

      (b)      Upon receipt by the Company of copy of a properly completed Conversion Notice in the form as set forth in <u>Exhibit I</u>, (i) the Company shall as soon as practicable send, via email or facsimile, a confirmation of receipt of such Conversion Notice to such Holder and the Company's transfer agent, which confirmation shall constitute an instruction to the transfer agent to process such Conversion Notice in accordance with the terms herein, and (ii) the Company or its designated transfer agent, as applicable, shall (A) issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the holder or its designee, for the number of shares of Common Stock to which the holder shall be entitled, or (B) provided the transfer agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system. If the number of shares of Series A Preferred Stock represented by the Series A Preferred Stock Certificate(s) submitted for conversion is greater than the number of shares of Series A Preferred Stock being converted, then the Company shall, as soon as practicable after receipt of the Series Preferred Stock Certificate(s) and at its own expense, issue and deliver to the holder a new Series A Preferred Stock Certificate representing the number of shares of Series A Preferred Stock not converted.

(c)     Notwithstanding anything in this Certificate of Designation to the contrary, the Company shall not be liable to the Holder for damages of any kind for any delay in the delivery of the shares of Common Stock upon conversion of the Series A Preferred stock, if such delay is due to causes that are beyond the reasonable control of the Company, including, but not limited to, acts of God, acts of civil or military authority, fire, flood, earthquake, hurricane, riot, war, terrorism, sabotage and/or governmental action.

4.     Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the Issuance Date effect a subdivision of the outstanding Common Stock without a corresponding subdivision of the Series A Preferred Stock, the Conversion Rate in effect immediately before that subdivision for the Series A Preferred Stock shall be proportionately increased. Conversely, if the Company shall at any time or from time to time after the Issuance Date combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Series A Preferred Stock, the Conversion Rate in effect immediately before the combination for the Series A Preferred Stock shall be proportionately decreased. Any adjustment under this Section G.4. shall become effective at the close of business on the date the subdivision or combination becomes effective.

5.     Adjustment for Common Stock Dividends and Distributions. If the Company at any time or from time to time after the Issuance Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in shares of Common Stock, in each such event the Conversion Rate then in effect shall be proportionately adjusted; *provided, however,* that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Rate shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Rate shall be adjusted pursuant to this Section G.5. to reflect the actual payment of such dividend or distribution.

6.     Adjustment for Recapitalization, Reclassification, Exchange or Substitution. If at any time or from time to time after the Issuance Date, the Common Stock issuable upon the conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision, combination, stock dividend, reorganization, merger, consolidation or sale of assets provided for elsewhere in Section G.), in any such event each holder of Series A Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by a holder of the maximum number of shares of Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

7.     Reorganizations, Mergers, Consolidations or Sales of Assets. If at any time or from time to time after the Issuance Date, there is a capital reorganization of the Common Stock (other than a subdivision, combination, stock dividend, recapitalization, reclassification, exchange or substitution of shares provided for elsewhere in Section G.), as a part of such capital reorganization, provision shall be made so that each holder of

Series A Preferred Stock shall thereafter be entitled to receive upon conversion of its Series A Preferred Stock the number of shares of stock or other securities or property of the Company to which a holder of the maximum number of shares of Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such capital reorganization would have been entitled to receive upon such capital reorganization, all subject to further adjustment with respect to such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of Section G. with respect to the rights of the holders of Series A Preferred Stock after the capital reorganization to the end that the provisions of Section G. (including the adjustment of the Conversion Rate then in effect and the number of shares issuable upon conversion of the Series A Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

8. <u>Certificate of Adjustment</u>. In each case of an adjustment or readjustment of the Conversion Rate for the number of shares of Common Stock or other securities issuable upon conversion of the Series A Preferred Stock, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series A Preferred Stock at the holder's address as shown in the stock records of the Company. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.

9. <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred Stock by a Holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's Market Value on the date of conversion.

10. <u>Reservation of Common Stock Issuable Upon Conversion</u>. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Series A Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

11. <u>Payment of Taxes</u>. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered.

H.     <u>General Provisions</u>.

1.     <u>Registration of Transfer</u>. The Company shall keep at its principal office or at the office of the transfer agent maintained for such purposes a register for the registration of the Series A Preferred Stock. Subject to applicable federal and state securities law restrictions, upon the surrender of any certificate representing Series A Preferred Stock at such place, the Company shall, at the request of the record holder of such certificate, execute and deliver (at the Company's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate.

2.     <u>Replacement</u>. Upon receipt of an affidavit of the registered holder or other evidence

reasonably satisfactory to the Company of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Series A Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender of such certificate, the Company shall (at the Holder's expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

3.       No Reissuance of Series A Preferred Stock. No share or shares of Series A Preferred Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued.

4.       Notice. Any notice required by the provisions of this Certificate of Designation shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed email or facsimile if sent during normal business hours of the recipient, or if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices to shareholders shall be addressed to each holder of record at the address of such holder appearing on the stock records of the Company.

7.       Amendment of Certificate of Designation. To the extent permitted by applicable law, the Board shall have the right by subsequent amendment of this resolution, from time to time, to increase or decrease the number of shares which constitute the Series A Preferred Stock (but not below the number of shares then outstanding).

**[Signature Page Follows]**

**IN WITNESS WHEREOF,** the Company has caused this Certificate of Designation of 8% Series A Cumulative Convertible Preferred Stock to be signed in its name and on its behalf by its President and Chief Executive Officer of the Company and attested to by its Secretary to be effective as of December 23, 2010; and its President and Chief Executive Officer acknowledges that this Certificate of Designation of 8% Series A Cumulative Convertible Preferred Stock is the act of the Company, and he further acknowledges that, as to all matters or facts set forth herein that are required to be verified under oath, such matters and facts are true in all material respects to the best of his knowledge, information and belief and that this statement is made under penalties of perjury.

**SUN RIVER ENERGY, INC.**

By: /s/ Donal R. Schmidt, Jr.
      Name: Donal R. Schmidt, Jr.
      Title: President and Chief Executive Officer

Attest:

By: /s/ Stuart J. Newsome
      Name: Stuart J. Newsome
      Title: Secretary

# EXHIBIT I

## Sun River Energy, Inc.

## FORM OF CONVERSION NOTICE

Reference is made to the Certificate of Designation of the 8% Series A Cumulative Convertible Preferred Stock of Sun River Energy, Inc. (the "Certificate of Designation"). In accordance with and pursuant to the Certificate of Designation, the undersigned hereby elects to convert the number of shares of 8% Series A Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), of Sun River Energy, Inc., a Colorado corporation (the "Company"), indicated below, together with accumulated but unpaid dividends thereon, into shares of Common Stock, par value $.0001 per share (the "Common Stock"), of the Company, by tendering the stock certificate(s) representing the share(s) of Series A Preferred Stock specified below:

Number of shares of Series A Preferred Stock owned prior to conversion: _____

Number of shares of Series A Preferred Stock to be converted: _____

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